The information contained in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to General Instruction II. L. of Form F-10
File No. 333-137935
Subject to Completion, dated January 17, 2007
Preliminary Prospectus Supplement
(To prospectus dated October 23, 2006)
8,000,000 Shares
CARDIOME PHARMA CORP.
Common Shares
U.S.$             per share

We are offering 8,000,000 common shares, without par value, by this prospectus supplement and the accompanying prospectus.
Our common shares are listed on the Nasdaq Global Market, or Nasdaq, under the symbol “CRME” and on the Toronto Stock Exchange, or TSX, under the symbol “COM.” On January 16, 2007, the last reported sale price of our common shares on Nasdaq was U.S.$10.91 per share and on the TSX was C$12.87 per share.
Investing in our common shares involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

	Per Share	Total(1)
Public Offering Price	U.S.$	U.S.$
Underwriting Commission	U.S.$	U.S.$
Proceeds, Before Expenses, to Us	U.S.$	U.S.$

(1)	For the proceeds above, we have assumed that the underwriters do not exercise their over-allotment option.
We have granted the underwriters a 30-day option to purchase up to 1,200,000 additional shares to cover any over-allotments.
Delivery of the common shares is expected to be made on or about                     , 2007.
We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to financial statements of United States companies.
Owning our common shares may subject you to tax consequences both in Canada and in the United States. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under the “Certain Income Tax Considerations” section of the accompanying prospectus and consult your own tax advisor with respect to your own particular circumstances.
Your ability to enforce civil liabilities under the United States federal securities laws may be adversely affected because we are incorporated in Canada, some of our officers and directors and the experts named in the accompanying prospectus are Canadian residents, and a substantial portion of our assets are located outside of the United States.
Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the securities offered hereby or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Bear, Stearns & Co. Inc.
CIBC World Markets

Canaccord Adams Inc.	Leerink Swann & Company
The date of this prospectus supplement is                    , 2007

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and adds to and updates information contained in the accompanying base shelf prospectus dated October 23, 2006, or the prospectus, and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of this offering.
If the description of our common shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and on the other information included in the registration statement of which this prospectus supplement and the accompanying prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus, as well as information previously filed by us with the SEC and the securities regulatory authorities in each of the provinces of Canada, is accurate only as of the specific date on the front of each of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that involve risks and uncertainties. Cautionary details concerning forward-looking statements are set out under the caption “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus.

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

DOCUMENTS INCORPORATED BY REFERENCE	S-1
RECENT DEVELOPMENTS	S-3
USE OF PROCEEDS	S-4
CONSOLIDATED CAPITALIZATION	S-5
UNDERWRITING	S-6
LEGAL MATTERS	S-9
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-9
PROSPECTUS

CARDIOME PHARMA CORP.	3
OUR BUSINESS	3
RISK FACTORS	7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	24
EXCHANGE RATE INFORMATION	26
USE OF PROCEEDS	26
CONSOLIDATED CAPITALIZATION	27
DESCRIPTION OF SHARE CAPITAL	27
CERTAIN INCOME TAX CONSIDERATIONS	27
PLAN OF DISTRIBUTION	31
AUDITORS, TRANSFER AGENT AND REGISTRAR	32
EXPERTS	32
LEGAL MATTERS	32
DOCUMENTS INCORPORATED BY REFERENCE	32
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	35
WHERE YOU CAN FIND MORE INFORMATION	35
In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, all dollar amounts and references to “U.S.$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. Our consolidated financial statements and certain other financial information of ours contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are, except where otherwise noted, reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP. On January 16, 2007, the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$1.00 = C$1.1748. See “Exchange Rate Information” in the accompanying prospectus. To the extent applicable to our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, these principles conform in all material respects with United States generally accepted accounting principles, or U.S. GAAP, except as described in note 16 to our annual consolidated financial statements for the year ended December 31, 2005, as described in note 7 of our unaudited interim consolidated financial statements for the nine-month period ended September 30, 2006 and our supplemental financial information relating to the reconciliation of our unaudited consolidated financial statements as at and for the nine-month period ended September 30, 2006 to U.S. GAAP in accordance with Item 18 of Form 20-F, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.
In this prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Cardiome” or the “Company”, refer to Cardiome Pharma Corp., either alone or together with our subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference and not delivered with this prospectus supplement and the accompanying prospectus may be obtained on request without charge from the Corporate Secretary of Cardiome at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3 Telephone: (604) 677-6905 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. For the purposes of the Province of Québec, this prospectus supplement and the accompanying prospectus contain information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Corporate Secretary of Cardiome at the above mentioned address and telephone number.
      This prospectus supplement is deemed, as of the date of this prospectus supplement, to be incorporated by reference in the accompanying prospectus only for the purposes of this offering.
      The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the accompanying prospectus:

•	our annual information form dated March 21, 2006;

•	our audited consolidated comparative balance sheets as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2005 and 2004 and for the thirteen month period ended December 31, 2003, together with the notes thereto and the accompanying auditors’ report;

•	our management’s discussion and analysis of the financial condition and results of operations dated as of March 13, 2006 for the year ended December 31, 2005;

•	our management information circular dated May 15, 2006, distributed in connection with the annual meeting of our shareholders held on June 12, 2006;

•	our unaudited consolidated balance sheet as at September 30, 2006 and comparative consolidated statements of operations and deficit, and cash flows for the three and nine month periods ended September 30, 2006 and 2005, together with the notes thereto;

•	our management’s discussion and analysis of the financial condition and results of operations dated as of November 6, 2006 for the nine month period ended September 30, 2006;

•	our supplemental financial information relating to the reconciliation of our unaudited consolidated financial statements as at and for the nine month period ended September 30, 2006 to U.S. GAAP in accordance with Item 18 of Form 20-F, dated October 27, 2006; and

•	each of the following material change reports:

(i)	our report dated March 8, 2006, relating to the announcement of the promotion of Doug Janzen to President and Chief Business Officer;

(ii)	our report dated April 3, 2006, relating to the announcement of our financial results for the fourth quarter and year ended December 31, 2005;

(iii)	our report dated April 3, 2006, relating to the announcement that our co-development partner, Astellas Pharma US, Inc., or Astellas, submitted a new drug application, or NDA, to the United States Food and Drug Administration, or FDA, seeking approval to market our intravenous formulation of vernakalant hydrochloride (formerly named RSD1235 (iv)), or vernakalant (iv), for acute conversion of atrial fibrillation;

(iv)	our report dated May 5, 2006, relating to the announcement of additional results, including QT data, from a Phase I study for our oral formulation of vernakalant hydrochloride (formerly named RSD1235 (oral)), or vernakalant (oral), for the prevention of recurrence of atrial fibrillation;

(v)	our report dated May 17, 2006, relating to the announcement of our financial results for the three month period ended March 31, 2006;

(vi)	our report dated June 2, 2006, relating to the announcement that our co-development partner, Astellas, received a “refusal to file” letter, or RTF letter, from the FDA for the NDA for vernakalant (iv);

(vii)	our report dated June 13, 2006, relating to the announcement of the appointment of Curtis Sikorsky, CA to the position of Chief Financial Officer;

(viii)	our report dated July 10, 2006, relating to the announcement that our representatives and representatives of our co-development partner Astellas met with the FDA to discuss the RTF letter received on May 30, 2006 for the NDA for vernakalant (iv);

(ix)	our report dated July 10, 2006, relating to the announcement of amendments to our co-development agreement with Astellas related to the planned re-submission to the FDA of the NDA for vernakalant (iv);

(x)	our report dated July 24, 2006, relating to the announcement of the interim clinical results from the 300 mg dosing group for our Phase IIa pilot study of vernakalant (oral);

(xi)	our report dated August 14, 2006, relating to the announcement of our financial results for the six month period ended June 30, 2006;

(xii)	our report dated September 13, 2006, relating to the announcement of top-line results from the 300 mg and 600 mg dosing groups for our Phase IIa pilot study of vernakalant (oral);

(xiii)	our report dated September 27, 2006, relating to the announcement that RSD1235 was assigned the name vernakalant hydrochloride by the United Stated Adopted Names Council;

(xiv)	our report dated October 10, 2006, relating to the announcement that we filed a preliminary short form base shelf prospectus with the securities regulatory authorities in Canada and a corresponding shelf registration statement with the SEC on Form F-10;

(xv)	our report dated November 13, 2006, relating to the announcement of our financial results for the nine month period ended September 30, 2006; and

(xvi)	our report dated December 18, 2006, relating to the announcement that our co-development partner, Astellas, re-submitted the NDA to the FDA seeking approval to market vernakalant (iv) for acute conversion of atrial fibrillation.

      Any documents of the type referred to above (excluding confidential material change reports) filed by us with any securities commissions or any similar authorities in the provinces of Canada after the date of this prospectus supplement and prior to the completion or withdrawal of this offering will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.
      In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (supplement or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus forms a part if and to the extent expressly provided therein.
      Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this offering to the extent that a statement contained herein or in the accompanying prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus for the purposes of this offering.
      Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus supplement and the accompanying prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus supplement and the accompanying prospectus for purposes of future offers and sales of our common shares under this prospectus supplement and the accompanying prospectus.
RECENT DEVELOPMENTS
Re-Submission of the NDA for Vernakalant (iv) to the FDA
      On December 18, 2006, our co-development partner, Astellas, re-submitted the NDA to the FDA seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation. The NDA for vernakalant (iv) was re-submitted to the FDA after a comprehensive and thorough review of the vernakalant (iv) NDA documents and associated databases by us, Astellas and external consultants. The re-submitted NDA for vernakalant (iv) included additional safety data from the on-going Phase III trial of vernakalant (iv) and the open-label study of vernakalant (iv) in patients with acute atrial fibrillation.
      Under the terms of our amended collaboration and license agreement of July 2006 with Astellas, Astellas funded all of the costs associated with the re-submission of the NDA for vernakalant (iv), including the engagement of external consultants, and Astellas paid to us a US$10 million milestone payment on the re-submission of the NDA for vernakalant (iv) to the FDA.
Board of Directors
      On December 11, 2006, Joseph Garcia resigned from our board of directors and Richard M. Glickman, the co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Corporation, was appointed to our board of directors.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of our common shares that we are offering will be approximately $81 million, based on an assumed public offering price of $10.91 per common share, which was the closing price of our common shares on Nasdaq on January 16, 2007, and after deducting underwriting commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $93 million. We currently intend to use the net proceeds of this offering as follows:

•	approximately $50 million for the clinical development and regulatory costs of vernakalant (iv) and vernakalant (oral);

•	approximately $3 million for the Artesian research and development program;

•	approximately $25 million to fund the acquisition and development of new clinical programs;

•	approximately $3 million for capital expenditures, including for additional laboratory and analytical equipment to enhance our drug discovery and screening capabilities and for leasehold improvements for additional laboratory and office facilities; and

•	the balance for working capital and general corporate purposes.
      The amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings, technological advances, activities in anticipation of the commercialization of our products, the terms of any existing or future collaborative or licensing arrangements and the status of competitive products. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering and may change the allocation of use of these proceeds as a result of one or more of these factors. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities.

CONSOLIDATED CAPITALIZATION
      The following table describes our cash, cash equivalents and short-term investments and our consolidated capitalization as at September 30, 2006 on an actual basis and as adjusted in order to give effect to this offering (at an assumed public offering price of C$12.82 per common share, which was the closing price of our common shares on Nasdaq on January 16, 2007, converted to Canadian dollars based on the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York) after deducting the estimated expenses of this offering and the underwriting commissions (assuming no exercise of the underwriters’ over-allotment option). This table is presented in Canadian GAAP and should be read in conjunction with our consolidated financial statements and related notes and management’s discussion and analysis of financial condition and results of operations incorporated by reference in this prospectus supplement.

	As at September 30, 2006

	Actual		As Adjusted

	Unaudited		Unaudited
	(Canadian dollars, in
	thousands)
Cash, cash equivalents and short-term investments	C$	49,785	C$	145,017

Long term obligations (including current portion)	C$	197	C$	197
Shareholders’ equity:
Common shares	C$	214,590	C$	309,822
(authorized: unlimited; outstanding: 53,498,016 actual as of September 30, 2006, 61,498,016 as adjusted)
Preferred shares		—		—
(authorized: unlimited; outstanding: nil actual and as adjusted)
Contributed surplus		15,865		15,865
Deficit		(180,271)		(180,271)

Total shareholders’ equity		50,381		145,416

Total capitalization	C$	100,166	C$	145,613

      The information in the above table does not include:

•	4,819,871 common shares issuable upon the exercise of outstanding stock options as of September 30, 2006 at a weighted-average exercise price of C$6.86 per share;

•	1,212,652 common shares reserved for future grant or issuance under our stock option plan as of September 30, 2006; and

•	55,789 common shares issuable upon the exercise of outstanding warrants as of September 30, 2006 at a weighted-average exercise price of $5.12 per common share.

UNDERWRITING
      We and the underwriters for this offering named below have entered into an underwriting agreement concerning our common shares being offered by this prospectus supplement and the accompanying prospectus. Bear, Stearns & Co. Inc., CIBC World Markets Inc., Canaccord Adams Inc. and Leerink Swann & Company are the representatives of the underwriters, or the representatives. The underwriters’ obligations are several and not joint, which means that each underwriter is required to purchase a specified number of our common shares, but is not responsible for the commitment of any other underwriter to our common shares. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase the number of our common shares set forth opposite its name below.

Number of
Underwriter	Common Shares

Bear, Stearns & Co. Inc.
CIBC World Markets Inc.
Canaccord Adams Inc.
Leerink Swann & Company

Total	8,000,000

      The underwriters are offering our common shares, subject to prior sale, if, as and when issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of our common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The obligations of the underwriters may be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of our common shares being offered if any of these common shares are purchased.
      The following table provides information regarding the per common share and total underwriting commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase additional common shares.

Paid by Us

	No Exercise	Full Exercise

Per common share	U.S.$	U.S.$
Total	U.S.$	U.S.$
      We estimate that the total expenses of this offering payable by us, excluding underwriting commissions, will be approximately U.S.$1,000,000.
      The underwriters propose to offer our common shares directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement, less a concession not to exceed U.S.$           per common share. Our common shares will be available for delivery, if, as and when accepted by the underwriters, but subject to prior sale of our common shares and to the withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for purchase of our common shares in whole or in part. After the commencement of this offering, the underwriters may change the public offering price and other selling terms.
      This offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. Our common shares will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian registered broker-dealer affiliates or agents, as applicable. The public offering price for any of our common shares offered in Canada is payable in Canadian dollars, and the public offering price for any of our common shares offered in the United States is payable in U.S. dollars at the U.S. dollar equivalent of the Canadian dollar public offering price based on the prevailing exchange rate on the date of this prospectus supplement. Subject to applicable law, the underwriters may offer our common shares outside of Canada and the United States.

      We have granted to the underwriters an over-allotment option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,200,000 additional common shares at the public offering price less the underwriting commission. The underwriters may exercise the over-allotment option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the over-allotment option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this prospectus supplement and the accompanying prospectus also qualifies the distribution of the over-allotment option and the additional common shares that may be offered upon the exercise of the over-allotment option.
      We and our officers and directors have agreed that, other than with regard to certain options that may be exercised by our officers and directors, for a period of 90 days from the date of the underwriting agreement, we and they will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of our common shares or any securities convertible into or exchangeable for our common shares, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any of our common shares or any securities convertible into or exchangeable for our common shares (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our common shares or any securities convertible into or exchangeable for our common shares. NTD: Revise when underwriting agreement is settled.
      Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then, subject to limited exemptions or a waiver by Bear, Stearns & Co. Inc., the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, subject to certain limited exceptions.
      We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.
      Our common shares are listed on both the TSX and Nasdaq under the symbols “COM” and “CRME”, respectively. We have applied to have the common shares offered by this prospectus supplement and the accompanying prospectus listed on Nasdaq and the TSX. The listing of such common shares will be subject to our fulfilling all the listing requirements of Nasdaq and the TSX.
      In order to facilitate this offering of our common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common shares in accordance with Regulation M under the Exchange Act.
      The underwriters may over-allot our common shares in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of our common shares than they are committed to purchase in this offering. To cover these short-sale positions or to stabilize the market price of our common shares, the underwriters may bid for, and purchase, our common shares in the open market. These transactions may be effected on Nasdaq, the TSX or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common shares may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.
      Pursuant to rules and policy statements of certain Canadian securities regulators, the underwriters may not, at anytime during the period ending on the date the selling process for our common shares ends and all stabilization arrangements relating to our common shares are terminated, bid for or purchase our common shares. The foregoing restrictions are subject to certain exceptions including: (1) a bid for or purchase of our common shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc.; (2) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (3) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of our common shares is for the purpose of maintaining a fair and orderly market in our common shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.
      From time to time, the underwriters and/or their affiliates have engaged in, and may in the future engage in, investment banking, and other commercial dealings in the ordinary course of business with us for which they have received, and expect to receive, customary fees and commissions for these transactions.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of our common shares to underwriters for sale to their online brokerage account holders. The representatives will allocate our common shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, our common shares may be sold by the underwriters to securities dealers who resell our common shares to online brokerage account holders.
Notice to Prospective Investors in the European Economic Area
      In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, or a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, an offer of our common shares described in this prospectus supplement and the accompanying prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.
      Each purchaser of our common shares described in this prospectus supplement and the accompanying prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of Article 2(1)(e) of the Prospectus Directive.
      For purposes of this provision, the expression of an offer to the public in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.
      The sellers of our common shares have not authorized and do not authorize the making of any offer of our common shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of our common shares as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of our common shares, other than the underwriters, is authorized to make any further offer of our common shares on behalf of the sellers or the underwriters.
Notice to Prospective Investors in the United Kingdom
      This prospectus supplement and the accompanying prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also: (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on these documents or any of their contents.
LEGAL MATTERS
      Certain legal matters related to our common shares offered by this prospectus supplement and the accompanying prospectus will be passed upon on our behalf by McCarthy Tétrault LLP, with respect to matters of Canadian law, and Kirkpatrick & Lockhart Preston Gates Ellis LLP, with respect to matters of United States law, and on behalf of the underwriters by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law. As of the date of this prospectus supplement, the partners and associates of McCarthy Tétrault LLP and Blake, Cassels & Graydon LLP, as a group, beneficially own directly or indirectly less than 1% of our outstanding common shares. Joseph Garcia, the Corporate Secretary of Cardiome, is a partner of McCarthy Tétrault LLP.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been filed with the SEC as part of the registration statement of which this prospectus supplement and the accompanying prospectus forms a part: (a) the documents listed under the heading “Documents Incorporated by Reference”; (b) powers of attorney from our directors and officers; and (c) the consent of Ernst & Young LLP.

SHORT FORM BASE SHELF PROSPECTUS
U.S.$150,000,000
Common Shares
        We may offer for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, up to U.S.$150,000,000, in the aggregate, of our common shares. Our common shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.
      We will provide the specific terms of any offering of our common shares in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest in our common shares. The net proceeds we expect to receive from a sale of our common shares will be set forth in a prospectus supplement.
      Our common shares are listed on the Nasdaq Global Market, or Nasdaq, under the symbol “CRME” and listed on the Toronto Stock Exchange, or TSX, under the symbol “COM”. On October 20, 2006, the closing price per share of our common shares was U.S.$10.63 on Nasdaq and C$11.94 on the TSX.
      Investing in our common shares involves a high degree of risk. You should carefully read the “Risk Factors” section beginning on page 7 of this prospectus.
      We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to financial statements of United States companies.
      Owning our common shares may subject you to tax consequences both in Canada and in the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion under the “Certain Income Tax Considerations” section of this prospectus and consult your own tax advisor with respect to your own particular circumstances.
      Your ability to enforce civil liabilities under the United States federal securities laws may be adversely affected because we are incorporated in Canada, some of our officers and directors and the experts named in this prospectus are Canadian residents, and a substantial portion of our assets are located outside of the United States.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
October 23, 2006

      You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since those dates.
      Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of this information.
      In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “U.S.$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus contains a translation of some Canadian dollar amounts into U.S. dollars solely for your convenience. See ”Exchange Rate Information”.
      Our consolidated financial statements and certain other financial information of ours contained or incorporated by reference in this prospectus or any prospectus supplement are, except where otherwise noted, reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP. To the extent applicable to our consolidated financial statements incorporated by reference in this prospectus or any applicable prospectus supplement, these principles conform in all material respects with United States generally accepted accounting principles, or U.S. GAAP, except as described in note 16 to our annual consolidated financial statements for the year ended December 31, 2005, as described in note 7 of our unaudited interim consolidated financial statements for the six month period ended June 30, 2006 and our supplemental financial information relating to the reconciliation of our unaudited consolidated financial statements as at and for the six month period ended June 30, 2006 to U.S. GAAP in accordance with Item 18 of Form 20-F, which are incorporated by reference in this prospectus.
      In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Cardiome” or the “Corporation”, refer to Cardiome Pharma Corp., either alone or together with our subsidiaries.
      The name Cardiome is our trademark. Other trademarks, product names and company names appearing in this prospectus and any prospectus supplement and documents incorporated by reference in this prospectus and any prospectus supplement are the property of their respective owners.

CARDIOME PHARMA CORP.
      We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act. We are registered as an extra-provincial company under the Business Corporations Act (British Columbia).
      We have four wholly-owned subsidiaries: Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia); Cardiome, Inc. (formerly Paralex, Inc.), a company incorporated under the Delaware General Corporation Law; Cardiome Research and Development (Barbados), Inc., a company incorporated under the Companies Act of Barbados; and Artesian Therapeutics, Inc., or Artesian, a company incorporated under the Delaware General Corporation Law.
      On July 25, 2006, Ralph Snyderman resigned from our board of directors and Doug Janzen, our President and Chief Business Officer, and Joseph Garcia, a partner at the law firm of McCarthy Tétrault LLP, were appointed to our board of directors.
      Our registered office is located at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K2 and our head office and principal place of business are located at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3.
OUR BUSINESS
      We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and a pre-clinical program directed at improving cardiovascular function. Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. The disease manifests itself as an abnormal heart rhythm as a result of irregular electrical impulses within the atria.
Our Product Candidates
      The following chart summarizes our current product candidates, including the principal disease or indication being targeted, clinical trial status, expected milestones and marketing rights for each program.

Program/Trial	Indication/Status	Next Milestone	Marketing Rights

Vernakalant (iv)	Acute Atrial Fibrillation	NDA Re-submission	Astellas (N. America)/ Cardiome (Rest of World)

ACT 1	Phase III complete
ACT 2	Phase III ongoing
ACT 3	Phase III complete
ACT 4	Open-label safety ongoing

Vernakalant (oral)	Atrial Fibrillation	Initiate Phase IIb study	Cardiome (Worldwide)

Pilot Study	Phase IIa complete

Artesian Projects	Various Indications	Initiate Phase I study	Cardiome (Worldwide)

Pre-clinical Studies	Ongoing
Vernakalant for Atrial Fibrillation
Overview
      Vernakalant hydrochloride (formerly named RSD1235), or vernakalant, is a new chemical entity designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat the disease. Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation. The drug is currently being developed for two potential applications: (1) as an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (2) as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.
      In October 2003, we entered into a collaboration and license agreement with Astellas Pharma US, Inc. (renamed after the merger of Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd.), or Astellas, a leading pharmaceutical company, to provide for the co-development and commercialization of our intravenous formulation of vernakalant (formerly named RSD1235 (iv)), or vernakalant (iv), for any and all indications, including the acute treatment of atrial fibrillation and atrial flutter. Pursuant to our agreement with Astellas, we have granted to Astellas an exclusive license to vernakalant (iv) and its related technology to develop, make and sell intravenous or injectable drugs in North America, including a right to sublicense to third parties. We retain the rights to vernakalant (iv), including rights to the related technology, for markets outside of North America and worldwide rights to our oral formulation of vernakalant (formerly named RSD1235 (oral)), or vernakalant (oral), for the long term treatment of atrial fibrillation.
Vernakalant (iv)
      Vernakalant (iv) is our lead product candidate for the acute treatment of recent-onset atrial fibrillation. In December 2004 and September 2005, we announced positive top-line results for the first and second pivotal Phase III atrial fibrillation trials, or ACT 1 and ACT 3, respectively, for vernakalant (iv). In March 2006, with the efficacy and safety data generated from ACT 1 and ACT 3, and additional safety data from the ongoing Phase III trial of vernakalant (iv), or ACT 2, and the open-label study of vernakalant (iv) in patients with acute atrial fibrillation, or ACT 4, Astellas submitted a new drug application, or NDA, to the United States Food and Drug Administration, or FDA, seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation.
      In May 2006, Astellas received a “refusal to file” letter, or RTF letter, from the FDA related to the March 2006 NDA, citing inconsistencies and omissions in the database submitted with the NDA. In accordance with applicable regulations, the FDA is required to accept or refuse a new drug application within 60 days of its filing. Neither the acceptance nor non-acceptance of the NDA filing is a determination of the approvability of vernakalant (iv). In July 2006, representatives from Astellas and Cardiome met with the FDA to discuss the RTF letter. The meeting was requested by Astellas and Cardiome in order to explore the issues referenced by the FDA within the RTF letter and to discuss appropriate measures that could be taken to resolve those issues. We and Astellas have committed substantial resources from our respective clinical and regulatory groups to conduct a comprehensive re-audit of the vernakalant (iv) NDA documents and associated databases. The NDA for vernakalant (iv) is expected to be re-submitted to the FDA in the fourth quarter of 2006 following the completion of this process.
      We are conducting ACT 2 with Astellas to evaluate the effect of vernakalant (iv) on transient atrial fibrillation following cardiac surgery. In addition, we are conducting ACT 4 with Astellas in order to gather additional safety data. Safety data generated from ACT 2 and ACT 4 will supplement the safety and efficacy data from ACT 1 and ACT 3 in our NDA.
      In July 2006, we amended our agreement with Astellas. Under the terms of the amended agreement, Astellas agreed to fund all of the costs associated with the re-submission of the NDA for vernakalant (iv), including the engagement of any external consultants. Astellas also agreed to modify the timing of the $10 million NDA milestone, which will now be payable to us on the date of the re-submission of the NDA for vernakalant (iv) to the FDA. Prior to this amendment, the milestone payment was conditional on the acceptance of the NDA for review by the FDA. Under the terms of our agreement with Astellas, Astellas has also agreed to pay us a milestone payment of $15 million on the approval of the NDA for vernakalant (iv) by the FDA.
Vernakalant (oral)
      In December 2005, we announced the initiation of a Phase IIa pilot study of vernakalant (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study was designed to measure the safety and tolerability, pharmacokinetics and preliminary efficacy of vernakalant (oral) in up to 28 days of oral dosing in patients at risk of recurrent atrial fibrillation.
      In September 2006, we announced positive top-line results for the 300 mg and 600 mg dosing groups from the Phase IIa pilot study of vernakalant (oral). For the 300 mg dosing group, 61% (33 of 54) of patients receiving vernakalant (oral) completed the study in normal heart rhythm, as compared to 43% (24 of 56) of all patients receiving placebo. For the 600 mg dosing group, 61% (30 of 49) of patients receiving vernakalant (oral) completed the study in normal heart rhythm, as compared to 43% of all patients receiving placebo.
      A Kaplan-Meier analysis of the results demonstrated a statistically significant efficacy difference between the 300 mg dosing group and the placebo group (p=0.048). The difference between the 600 mg dosing group and the placebo group trended toward but did not reach statistical significance (p=0.060). A combined analysis of all drug group patients relative to the placebo group also demonstrated a statistically significant difference (p=0.028).
      For the entire study, a total of 171 patients were successfully cardioverted after the initial three days of dosing and continued in the study, of which 159 reached an endpoint of the study (completion of dosing or relapse to atrial fibrillation). The remainder of the patients were discontinued from the study for reasons unrelated to atrial fibrillation.
      We believe that the safety data for both dosing groups suggests that vernakalant (oral) appears well-tolerated within the target population. During the 28 days of oral dosing, serious adverse events occurred in 8% of all placebo patients, 10% of patients in the 300 mg dosing group, and 11% of patients in the 600 mg dosing group. Potentially drug-related serious adverse events occurred in 1% of all placebo patients, 4% of patients in the 300 mg dosing group and 5% of patients in the 600 mg dosing group. There were no cases of drug-related “Torsades de Pointes”, a well-characterized arrhythmia which is an occasional side effect of some current anti-arrhythmic drugs.
      We intend to finalize our analysis of the clinical results from the Phase IIa pilot study of vernakalant (oral) and will then design and initiate a Phase IIb clinical study.
Intellectual Property
      Our patent portfolio related to vernakalant contains one issued U.S. patent and one issued European patent with composition of matter claims specific to vernakalant and we are pursuing similar claims in other jurisdictions worldwide. In addition to the foregoing specific composition of matter protection, we also have one issued U.S. patent, eight pending U.S. applications, six pending international PCT applications and numerous issued patents and pending applications in other jurisdictions worldwide more generally related to vernakalant, including, but not limited to, various therapeutic uses, manufacturing methods and formulations thereof.
      On December 14, 2004, we completed a reorganization of certain intellectual property rights related to vernakalant and related technology between us and our wholly-owned subsidiary in Barbados. As a result of this reorganization, we continue to own this intellectual property, while our wholly-owned Barbados subsidiary has been granted an exclusive license, limited to certain existing medical indications, to exploit vernakalant within certain specified countries. This license is subject to the existing licenses that we granted to Astellas under our agreement with Astellas. We also assigned to our Barbados subsidiary, subject to certain reservations of rights, our agreement with Astellas. We obtained the consent of Astellas prior to the completion of this transaction.
Artesian Projects for Various Cardiovascular Indications
      On October 21, 2005, we completed the acquisition of Artesian. Under the terms of the acquisition, payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, $32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate. Artesian was founded in March 2002 to discover and develop bi-functional small-molecule drugs for the treatment of cardiovascular disease, and currently has two advanced small-molecule discovery programs directed at improving cardiac function.

      Artesian’s lead program is focused on a series of dual-pharmacophore compounds designed to simultaneously inhibit the cardiac phosphodiesterase enzyme, causing inotropic effects, while inhibiting the L-Type Calcium channel to protect against calcium overload. Artesian’s second program focuses on a novel strategy to attenuate the deleterious effects of the excessive neurohormonal activation that occurs in diseases of cardiac dysfunction.
      In connection with the Artesian acquisition, we acquired one issued U.S. patent, six pending U.S. applications, two pending international PCT applications and numerous pending applications in other jurisdictions worldwide.
Regulatory Environment
      The research, development, manufacture, distribution, sale, and marketing of pharmaceutical products are subject to extensive regulation. A comprehensive regulatory scheme requires licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, adherence to Good Manufacturing Practices, or GMP, during production, and compliance with comprehensive post-approval requirements. In the United States, these activities are subject to rigorous regulation by the FDA. In addition, the research, manufacturing, distribution, sale, and promotion of pharmaceutical products are also potentially subject to regulation by various federal, state, and local authorities, including the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of the Inspector General), the U.S. Department of Justice, and state and local governments.
      Our success is ultimately dependent on obtaining marketing approval for drugs currently under development and our ability to comply with U.S. laws and regulations governing the investigation and marketing of pharmaceutical products. Risk factors related to our business and the regulatory environment are described in the following section.

RISK FACTORS
      Investing in our common shares involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus or any applicable prospectus supplement, you should carefully consider the risks described below before purchasing our common shares. If any of the following risks actually occur, our business, financial condition and result of operations could materially suffer. As a result, the trading price of our common shares could decline, and you might lose all or part of your investment. The risks set out below are not the only risks we face. You should also refer to the other information set forth in this prospectus or any applicable prospectus supplement, including our consolidated financial statements and related notes.
Risks Relating to Our Business
We have a history of significant losses and a significant accumulated deficit and we have not generated any product revenues to date. We may never achieve or maintain profitability.
      We have had no revenue from product sales to date. Although we have been involved in the life sciences industry since 1992, we have been engaged only in research and development. We have incurred significant operating losses, including net losses of approximately C$22.9 million for the six month period ended June 30, 2006, C$53.4 million for the year ended December 31, 2005, C$27.8 million for the year ended December 31, 2004 and C$19.9 million for the thirteen month period ended December 31, 2003. As of June 30, 2006, our accumulated deficit was C$168.3 million. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. Our losses have resulted in large part from the significant research and development expenditures we have made in seeking to identify and validate new drug targets and compounds that could become marketed drugs.
      Although we have received milestone payments from Astellas under the terms of our agreement with Astellas, and we anticipate receiving future milestone payments from Astellas, we cannot assure you that we will receive any of these milestone payments from Astellas.
      If we are unable to develop, obtain regulatory approval for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations. We currently do not have any commercial products. It takes many years and potentially hundreds of millions of dollars to successfully develop a pre-clinical or early clinical compound into a marketed drug. Additional financing may not be available to us or may not be available on terms that are favorable to us.
We are establishing a pharmaceutical development business and have no approved products.
      We are in the drug development stage and are subject to all of the risks associated with the establishment of a pharmaceutical development business. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with establishing a pharmaceutical development business.
      Our proposed products are currently in the research and development stage and we have not generated any revenues from product sales, nor do we expect to generate any significant product sales over the next year. In addition, none of our product candidates have received regulatory approval for commercial sales from any jurisdiction. Substantial pre-clinical safety and toxicology work and clinical development testing for our product candidates remains ongoing. We are undertaking further vernakalant (iv) Phase III clinical and safety testing and have completed vernakalant (oral) Phase IIa clinical testing. The two advanced small-molecule drug candidates directed at improving cardiac function from Artesian are in pre-clinical testing. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective, that we will be unable to receive necessary regulatory approvals in order to commercialize them, or that we will obtain regulatory approvals that are too narrow to be commercially viable.

      Any failure to successfully develop and obtain regulatory approval for products that are currently under development would have a material adverse effect on our business, financial condition and results of operations.
The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later trials or in the commercial setting.
      Pre-clinical tests and Phase I and Phase II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of our product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials.
      A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. For example, after positive results in pre-clinical trials and a proof of concept clinical trial, we received negative top-line results for our Phase II trial for oral Oxypurinol and ultimately decided to suspend development of Oxypurinol for the treatment of congestive heart failure. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results we have obtained for vernakalant (iv) and vernakalant (oral) may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in the commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.
      We will be required to demonstrate through larger scale clinical trials that vernakalant (oral) is safe and effective for use in a diverse population before we can seek regulatory approvals for its commercial sale. In addition, we may be required to conduct clinical trials of vernakalant (iv) in Europe and Asia in order to obtain approval to market vernakalant (iv) in countries located in those jurisdictions. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. To date, long-term safety and efficacy have not yet been demonstrated in clinical trials for any of our product candidates. If vernakalant (iv) or vernakalant (oral) fail to demonstrate sufficient safety and efficacy in ongoing clinical trials, we could experience potentially significant delays in, or be required to abandon development of, those product candidates.
We have one ongoing Phase III clinical trial of vernakalant (iv) in patients with atrial fibrillation. Our share price could decline significantly if those clinical results are not favorable or are perceived negatively.
      We expect to announce the results of ACT 2 once that trial is completed. The results may not be favorable or viewed favorably by us or third parties, including investors, equity research analysts and potential collaborators. Share prices for life sciences companies have declined significantly in certain instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the results of clinical trials for any of our product candidates could cause our share price to decline significantly.
We expect to re-submit an NDA for vernakalant (iv) to the FDA in the fourth quarter of 2006. Our share price could decline significantly if the re-submission of the NDA is further delayed or perceived negatively.
      In March 2006, Astellas submitted an NDA to the FDA seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation. In May 2006, Astellas received an RTF letter from the FDA related to the March 2006 NDA, citing inconsistencies and omissions in the database submitted with the NDA. In accordance with applicable regulations, the FDA is required to accept or refuse a new drug application within 60 days of its filing. In July 2006, representatives from Astellas and Cardiome met with the FDA to discuss the RTF letter received in May 2006. The meeting was requested by Astellas and Cardiome in order to explore the issues referenced by the FDA within the RTF letter, and to discuss appropriate measures which could be taken to resolve those issues. We and Astellas have committed substantial resources from our respective clinical and regulatory groups to conduct a comprehensive re-audit of the vernakalant (iv) NDA documents and associated databases. The NDA for vernakalant (iv) is expected to be re-submitted to the FDA in the fourth quarter of 2006 following completion of this process. Our share price could decline significantly if the re-submission of the NDA for vernakalant (iv) is further delayed or perceived negatively, or if Astellas again receives an RTF letter from the FDA. Our share price could also be affected if the FDA issues an approvable letter for vernakalant (iv), which might require the initiation of new clinical studies or the submission of additional data before this product could be approved.
      In regards to the NDA for vernakalant (iv), we intend to provide the FDA with additional safety data from our ongoing Phase III clinical trial (ACT 2) and open-label safety study (ACT 4) at the 120-day safety update. The safety data generated from ACT 2 and ACT 4 may not be favorable, which could adversely affect the approval of the NDA. Share prices for life sciences companies have declined significantly in certain instances where the timeline of the NDAs were delayed or were perceived negatively or otherwise did not meet expectations.
We may not achieve our projected development goals in the time frames we announce and expect.
      We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize our products. We cannot assure you that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition and results of operations.
We rely on proprietary technology, the protection of which can be unpredictable and costly.
      Our success will depend in part upon our ability to obtain patent protection or patent licenses for our technology and products.
      We have one issued U.S. patent and one issued European patent with composition of matter claims specific to vernakalant and we are pursuing similar claims in other jurisdictions worldwide. In addition to the foregoing specific composition of matter protection, we also have one issued U.S. patent, eight pending U.S. applications, six pending international PCT applications and numerous issued patents and pending applications in other jurisdictions worldwide more generally related to vernakalant, including to various therapeutic uses, manufacturing methods and formulations. Through the Artesian acquisition, we have acquired one issued U.S. patent, six pending U.S. applications, two pending international PCT applications and numerous pending applications in other jurisdictions worldwide. We have no assurance that any claims from any pending patent applications will ever issue.
      We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of life sciences companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology. Third parties may attempt to circumvent our patents by means of alternative designs and processes. Further, third parties may independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications. There is also a risk that any patents issued relating to our vernakalant products or any patents licensed to us may be successfully challenged or that the practice of our vernakalant products might infringe the patents of third parties. If the practice of our vernakalant products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing, which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.
      In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets. The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or if confidential measures we have in place to protect our proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.
      Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. We may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.
Some of our products rely on licenses of proprietary technology owned by third parties.
      The manufacture and sale of some of the products we hope to develop may involve the use of processes, products, or information, the rights to which are owned by third parties. If licenses or other rights related to the use of such processes, products or information are crucial for marketing purposes, and we are not able to obtain them on favorable terms, or at all, the commercial value of our products will be significantly impaired. Such licenses frequently provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.
Clinical trials for our product candidates are expensive and time consuming, and their outcome is uncertain.
      Before we can obtain regulatory approval for the commercial sale of any product candidate, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time consuming. We estimate that the clinical trials for our vernakalant (oral) product candidate will continue for several years and additional clinical trials for vernakalant (iv) may be required. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays arising from our collaborative partnerships;

•	delays in obtaining regulatory approvals to commence a study or government intervention to suspend or terminate a study;

•	delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment which results in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.
If we encounter difficulties enrolling patients in our clinical trials, our clinical trials could be delayed or otherwise adversely affected.
      Clinical trials for our product candidates require that we identify and enroll a large number of patients with atrial fibrillation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

•	design of the protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the drug under study;

•	availability of competing therapies;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	availability of clinical trial sites.
      If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials. For example, the completion of ACT 2 for vernakalant (iv) has been delayed due to slow subject enrolment.
We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding.
      We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. We believe that our current capital resources, including our anticipated milestone payments and anticipated revenues from Astellas under the terms of our collaboration and license agreement with Astellas, will be sufficient to fund our operations as currently anticipated for the next 18 months. However, advancing our other product candidates, market expansion of our current products or development of any new product candidates through to commercialization will require considerable resources and additional access to capital markets.
      In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

•	we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

•	we are required to perform additional pre-clinical studies and clinical trials;

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

•	we elect to develop, acquire or license new technologies and products.
      We could potentially seek additional funding through corporate collaborations and licensing arrangements or through public or private equity or debt financing. However, if our research and development activities do not show positive progress, or if capital market conditions in general, or with respect to life sciences or development stage companies such as ours, are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our common shares or financial instruments that are exchangeable for or convertible into our common shares which could result in significant dilution to our shareholders.
      If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.
Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.
      The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. Our product candidates are principally regulated in the United States by the FDA, in Canada by the Therapeutic Products Directorate, or TPD, and by other similar regulatory authorities in the European Union, Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.
      In connection with our pre-clinical studies and clinical trials for vernakalant (iv) and vernakalant (oral), we are required to adhere to guidelines established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We or our collaborative partners must obtain and maintain regulatory authorization to conduct clinical trials. Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate our data and lead to other adverse consequences.

      In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates, receive refusals from regulatory authorities to accept our marketing applications for review, as we have experienced with Astellas’ submission to the FDA of the NDA for vernakalant (iv), or fail to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. For example, after a request from the FDA for additional clinical and manufacturing data on the use of allopurinol intolerant gout indication for Oxypurinol, we decided to stop pursuing the development of this product for the foreseeable future. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals for any product candidates developed by us.
      We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.
      We cannot predict whether or not regulatory approval will be obtained for any product we develop. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval. Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.
Any of our product candidates that receive regulatory approval will be subject to extensive post-market regulation that can affect sales, marketing and profitability.
      Even if we or our collaborators obtain regulatory approval for our drug candidates, we will be subject to post-marketing regulatory obligations, including the FDA’s requirements to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. The occurrence of unanticipated serious adverse events or other safety problems could cause the FDA to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to commercialize approved products.
      In addition, manufacturing of approved drug products must comply with extensive regulations governing current GMP. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with GMP requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable GMP requirements. Failure or delay by any manufacturer of our products to comply with GMP regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labeling changes, which requires time and money to obtain and can cause delays in product availability.
      Sales and marketing of pharmaceutical products in the United States are subject to extensive federal and state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. Advertising and promotion of approved drugs must comply with the Federal Food, Drug, and Cosmetic Act, the anti-kickback provisions of the federal Social Security Act, similar state laws, and the Federal False Claims Act. The distribution of product samples to physicians in the United States must comply with the requirements of the Prescription Drug Marketing Act. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and the U.S. Veteran’s Health Care Act of 1992. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Sales, marketing and pricing activities are also potentially subject to federal and state consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators. To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited. Failure to comply with applicable legal and regulatory requirements may result in:

•	issuance of warning letters by the FDA or other regulatory authorities;

•	fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of marketing licenses;

•	suspension of any ongoing clinical trials;

•	suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	refusals to permit products to be imported or exported to or from the United States;

•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.
      In the future, the regulatory climate might change due to changes in FDA staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if we are not able to maintain regulatory compliance, we will not be able to market our drugs and our business could suffer.
Obtaining regulatory approval in the United States does not ensure we will obtain regulatory approval in other countries.
      We will aim to obtain regulatory approval in the United States as well as in other countries. To obtain regulatory approval to market any FDA approved products outside of the United States, we and our collaborators must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks associated with FDA approval as well as additional, presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed. In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labelling and possibly sales and marketing.
      Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.
If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them.
      Even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will likely take several years and, because of the competitive and dynamic nature of the drug development industry, there is a risk that by the time this occurs any such product:

•	will not be economical to market, reimbursable by third party payors, or marketable at prices that will allow us to achieve profitability;

•	will not be successfully marketed or achieve market acceptance;

•	will not be preferable to existing or newly developed products marketed by third parties;

•	will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product; or

•	will not be subject to patent protection.
      The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods, and similar acceptance by public and private third party payors. We cannot assure you that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us.
      In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.
      Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.
We do not have the marketing expertise needed to commercialize our potential products.
      We do not currently have the resources to market any of our potential products. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Pursuant to our collaboration and license agreement with Astellas, we have licensed to Astellas the rights to market vernakalant (iv) in North America if and when it is approved for marketing by the applicable regulatory authorities. If our agreement with Astellas is terminated for any reason, we would need to find a new collaborative partner or undertake this marketing on our own. Furthermore, we have no similar arrangement for vernakalant (iv) outside of North America, or for vernakalant (oral) or any of the Artesian candidates. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. We currently do not employ any full-time sales personnel and have limited experience in hiring and managing such personnel. Our ability to develop our own marketing capability is untested. Our ability to negotiate favorable terms in connection with additional arrangements to market our product candidates, if and when approved, through joint venture, license or other arrangements is unknown at this time.

If we develop products with commercial potential, we have no experience in commercial manufacturing.
      We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture commercially any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture such products independently, secure a contract manufacturer or enter into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favorable terms, we may be unable to compete effectively in the marketplace.
      Under the terms of our agreement with Astellas, Astellas is responsible for the commercial manufacture of vernakalant (iv). We are currently using several third parties for the manufacture of the drug supplies of vernakalant (iv) and vernakalant (oral) being used in our clinical trials. Should regulatory approval of the vernakalant (oral) be obtained, we may need to contract with additional third party manufacturers in order to be able to manufacture sufficient quantities of these compounds for commercial sale. Because of the high degree of expertise necessary to produce chemical products, and applicable legal and regulatory requirements such as current GMP requirements, it is a time-consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have relied and will continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify, and do not know whether there will be, any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality for commercial production. In addition, if we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.
Our inability to manage our future growth could impair our business, financial condition, and results of operations.
      Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the hiring of additional management personnel, the development of additional expertise by management and the acquisition of additional capital assets. Any increase in resources devoted to research, product development and sales, marketing and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and results of operations.
Acquisitions of companies or technologies may result in disruptions to our business.
      As part of our business strategy, we may acquire additional assets or businesses principally related to, or complementary to, our current operations. Any such acquisitions will be accompanied by certain risks including:

•	exposure to unknown liabilities or acquired companies;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations and personnel of acquired companies;

•	disruption of our ongoing business;

•	diversion of management’s time and attention; and

•	possible dilution to shareholders.
      We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business.
If certain milestones under the Artesian acquisition agreement are achieved, we will be required to make cash payments or issue our securities as milestone payments. Under certain circumstances, we may be required to transfer or license the intellectual property of Artesian back to the prior Artesian shareholders.
      Under the terms of the Artesian acquisition agreement, we are required to make payments of up to $64 million upon the occurrence of certain milestones, which, at our discretion may be paid in cash or in our securities. To the extent that we opt to make milestone payments in cash, we may need to seek additional funding through public or private equity or debt financing, or we may be required to divert capital that would otherwise have been used for research or development projects, which could adversely affect our business, financial condition, prospects or results of operations. To the extent we opt to make such milestone payments in our securities, our shareholders could experience significant dilution.
      In the event that (1) prior to October 21, 2007, we have failed to file an Investigational New Drug application, or IND application, for at least one of the compounds from the research and development program of Artesian, as it existed on August 29, 2005 or (2) having filed an IND application for such compound, we have failed to use commercially reasonable efforts to develop such compound, or another compound from Artesian’s research and development program, during a period of 24 months following the date of filing an IND application, we will be required to transfer all right, title and ownership in, or grant a license under, the intellectual property rights of Artesian, as they existed immediately prior to the close of the Artesian acquisition, to the Artesian shareholders from whom we purchased such shares. Alternatively, in such case we may, at our discretion, transfer all of the issued and outstanding shares of Artesian to the prior Artesian shareholders in lieu of transferring title or entering into licenses for such intellectual property.
We have substantial competition in the life sciences industry and with respect to products we are developing.
      The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours. Companies including, but not limited to, Boston Scientific, GlaxoSmithKline, Johnson & Johnson, Medtronic, Merck, Pfizer and Sanofi-Aventis all have products in development or in the market that could potentially compete with our vernakalant product candidates.
      Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them. Currently, these companies and institutions also compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others.
Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products.
      The success of our business is largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, the regulatory approval and commercialization of our current product candidates. Astellas is responsible for the co-development and commercialization of vernakalant (iv) in North America pursuant to our collaboration and license agreement with Astellas. In addition, we are currently exploring additional corporate collaborations or partnerships for vernakalant (iv) outside of North America and for other current projects. We cannot assure you, however, that we will be able to establish any such corporate collaborations or partnerships on favorable terms, or at all, within any projected time frame. Even if we are successful in establishing such relationships, these collaborations may not result in the successful development of our product candidates or the generation of revenue. Management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Our ability to simultaneously manage a number of corporate collaborations is untested.
      Our success is highly dependent upon the performance of Astellas and future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by Astellas and future corporate collaborators, if any, are not within our direct control and, as a result, we cannot assure you that Astellas or any future corporate collaborators, will commit sufficient resources to our research and development projects or the commercialization of our product candidates. Astellas, or any future corporate collaborators, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. In addition, if Astellas or any future collaborators fail to comply with applicable regulatory requirements, the FDA, the TPD or other authorities could take enforcement action that could jeopardize our ability to develop and commercialize our product candidates. Operationally, Astellas is responsible for the management of our ACT 4 Phase III trial and for the re-submission of the NDA for vernakalant (iv) to the FDA. Despite our best efforts to limit them, disputes may arise with respect to ownership of technology developed under any such corporate collaborations.
We are subject to the risks associated with the use of hazardous materials in research and development conducted by us.
      Our research and development activities involve the use of hazardous materials and chemicals. We are subject to federal, provincial, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated despite our efforts to comply with applicable safety standards. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a blanket property insurance policy to cover costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material adverse effect on our business, financial condition, and results of operations.
Our business may be materially adversely affected by existing legislation and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.
      In recent years, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States, Canada and abroad may have a substantial impact on the manner in which we conduct our business. Such changes could also have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that these proposals have a material adverse effect on our business, financial condition and results of operations.
      In recent years companies such as ours have been subjected to additional scrutiny by the U.S. federal government. The Office of Inspector General of the United States Department of Health and Human Services, or OIG, has increased the number of inspections of companies such as ours. Further, the number of investigations caused by employees or others, commonly referred to as qui tam actions, have increased markedly in recent years. Even if we have committed no wrongdoing, responding to such OIG investigations or other government investigations could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.
      In addition, in the United States and other countries, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.
Recently enacted U.S. federal legislation could adversely impact our ability to economically price our potential products.
      In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms. In the United States, there has been an increased focus on drug pricing in recent years. Although there are currently no direct government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs such as Medicaid. Various states have adopted further mechanisms under Medicaid that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products.
      U.S. federal legislation enacted in December 2003 has altered the way in which physician-administered drugs covered by Medicare are reimbursed. Under this new reimbursement methodology, physicians are reimbursed based on a product’s average sales price. This reimbursement methodology has generally led to lower reimbursement levels. The new U.S. federal legislation has also added an outpatient prescription drug benefit to Medicare, effective January 2006. The benefits are provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. While the new law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of the U.S. Congress are pursuing legislation that would permit the U.S. government to use its enormous purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, the new U.S. law requires the U.S. Congress to consider cost containment measures in the event that Medicare cost increases exceed a certain level. These cost containment measures could include some sorts of limitations on prescription drug prices. The viability of our products and our results of operations could be materially harmed by the different features of the Medicare prescription drug coverage legislation, by the potential effect of such legislation on amounts that private insurers will pay for our products and by related healthcare reforms that may be enacted or adopted in the future.
The use of pharmaceutical products may expose us to product liability claims.
      The products we are developing, and will attempt to develop, will, in most cases, undergo extensive clinical testing and will require approval from the applicable regulatory authorities prior to sale in the United States, Canada, the European Union and other countries or regions. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have harmful side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and results of operations, to the extent insurance coverage for such liability is not available. At present, we have secured limited product liability coverage in an amount equal to what we believe are industry norms for our current stage of development, which may or may not cover all potential liability claims if any arose. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercially acceptable terms or, if obtained, may be insufficient to satisfy asserted claims.
We are dependent upon our key personnel to achieve our scientific and business objectives.
      As a technology-driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.
      We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.
      We have employment contracts of varying lengths with all of our key executives, which include incentive provisions for the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a declining share price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.
      As a foreign private issuer, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements following a loss of our foreign private issuer status. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.
Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.
      Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.
We have licensed certain of our intellectual property to our Barbados subsidiary and we engage in international operations. These international operations subject us to political, regulatory, legal, tax and economic risks and uncertainties.
      In December 2004, we entered into an agreement with our wholly-owned subsidiary in Barbados under which our Barbados subsidiary was granted an exclusive license, limited to certain existing medical indications, to exploit vernakalant within certain specified countries. This license is subject to the existing licenses we granted to Astellas under our collaboration and license agreement with Astellas. We also assigned to our Barbados subsidiary, subject to certain reservations of rights thereunder, all of our rights and interests in the collaboration and license agreement with Astellas and our Barbados subsidiary assumed all of our liabilities and obligations under that agreement. Our wholly-owned subsidiary, Cardiome Research and Development (Barbados), Inc. is in the process of continuing from Barbados to Switzerland.
      Our international operations subject us to varying degrees of political, regulatory, legal, tax and economic risks and uncertainties, particularly in countries with different legal systems. These risks and uncertainties vary from country to country and include, but are not limited to, the uncertainty of, or changes in, foreign laws, governmental regulations and policies, potentially adverse tax consequences, currency conversion and control risks, restrictions on foreign exchange and repatriation, restrictions on foreign investment and changing political conditions. Depending on how these laws, regulations and policies were to be applied or changed, we could suffer adverse financial consequences.
We may face exposure to adverse movements in foreign currency exchange rates while completing international clinical trials and when our products are commercialized, if at all.
      We intend to generate revenue and expenses internationally that are likely to be denominated in U.S. and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses from currency exchange rate fluctuations. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.
Risks Relating to the Offering
Our common share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.
      The market prices for the securities of life sciences companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition from new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since January 1, 2006, the closing price of our common shares on the TSX has ranged from a low of C$8.80 to a high of C$15.60 and the closing price of our common shares on Nasdaq has ranged from a low of $7.81 to a high of $14.02.
      Any negative change in the public’s perception of our prospects could cause our common share price to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of life sciences companies in general could depress our common share price regardless of our results. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted against the company. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.
Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.
      The market price of our common shares could decline as a result of issuances by us or sales by our existing shareholders of common shares in the market during the currency of this prospectus, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.
You may be unable to enforce actions against us, certain of our directors and officers, or the expert named in this prospectus under U.S. federal securities laws.
      We are a corporation organized under the laws of Canada. Certain of our directors and officers, as well as the experts named in this prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the expert named in this prospectus.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.
      Some of the provisions in our articles of incorporation and bylaws could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

•	shareholders cannot amend our articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment;

•	our board of directors can issue preferred shares without shareholder approval under any terms, conditions, rights and preferences that the board determines; and

•	shareholders must give advance notice to nominate directors or to submit proposals for considerations at shareholders’ meetings.
      These provisions could also reduce the price that certain investors might be willing to pay for our common shares and result in the market price for our common shares being lower than it would be without these provisions.
We will have broad discretion in the use of the net proceeds of an offering of our common shares and may not use them to effectively manage our business.
      We will have broad discretion over the use of the net proceeds from an offering of our common shares. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from an offering of our common shares. We may pursue acquisitions, collaborations or clinical trials that do not result in an increase in the market value of our common shares and may increase our losses.
We do not intend to pay dividends in the foreseeable future.
      We have never declared or paid any dividends on our common shares. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business. As a result, the return on an investment in our common shares will depend upon any future appreciation in value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which shareholders have purchased their common shares.
We may be a passive foreign company for U.S. tax purposes which may negatively affect U.S. investors.
      For U.S. federal income taxation purposes, we will be a “passive foreign investment company” if in any taxable year either: (a) 75% or more of our gross income consists of passive income, or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. If we meet either test, our common shares held by a U.S. person in that year will be passive foreign investment company shares for that year and all subsequent years in which they are held by that person. It is possible that we will be considered a passive foreign investment company for 2006 and subsequent years due to the nature of our income and assets and the manner in which the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended, may be applied to our situation. Gain realized by a U.S. investor from the sale of passive foreign investment company shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has timely made an allowable tax election.
      The passive foreign investment company rules are extremely complex. You should read the tax discussion under the “Certain Income Tax Considerations” section of this prospectus and consult your own tax advisor with respect to your own particular circumstances before making an investment in our common shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
      As a foreign private issuer, we are not required to comply with all of the periodic disclosure requirements of the U.S. Securities Exchange Act of 1934, or the U.S. Securities Exchange Act, and, therefore, there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Securities Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, that involve risks and uncertainties. When used in such documents, the words “anticipate”, “may”, “contemplate”, “continue”, “should”, “could”, “would”, “plan”, “will”, “budget”, “project”, “predict”, “intend”, “potential”, “target”, “believe”, “estimate” and “expect” and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits and risks of our product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees; and

•	the manufacturing capacity of third-party manufacturers for our product candidates.
      Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including the risks that are discussed in greater detail under the heading “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference in this prospectus, as of the date of such documents and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

EXCHANGE RATE INFORMATION
      The following table sets forth for each period indicated: (1) the noon exchange rates in effect at the end of the period; (2) the high and low noon exchange rates during such period; and (3) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada. The average exchange rate is calculated on the last business day of each month for the applicable period.

				Six Months Ended
	Year Ended December 31,			June 30,

	2005	2004	2003	2006	2005

Closing	$0.8577	$0.8308	$0.7738	$0.8969	$0.8159
High	0.8690	0.8493	0.7738	0.9099	0.8342
Low	0.7872	0.7159	0.6350	0.8528	0.7872
Average	0.8253	0.7683	0.7135	0.8784	0.8094
USE OF PROCEEDS
      Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from the sale of our common shares for working capital and other general corporate purposes, including, but not limited to:

•	clinical development and regulatory costs of vernakalant (iv) and vernakalant (oral);

•	the Artesian research and development program;

•	the acquisition and development of new clinical programs; and

•	capital expenditures, including for additional laboratory and analytical equipment to enhance our drug discovery and screening capabilities and for leasehold improvements for additional laboratory and office facilities.

CONSOLIDATED CAPITALIZATION
      Since June 30, 2006, there have been no material changes in our consolidated share and loan capital.
DESCRIPTION OF SHARE CAPITAL
      Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of October 20, 2006, 53,608,516 common shares and no preferred shares were issued and outstanding. In addition, as of October 20, 2006, there were 4,709,371 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$6.90 per common share, 1,212,652 common shares reserved for future grant or issuance under our stock option plan and 55,789 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $5.12 per common share.
Common Shares
      All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per common share) and participation in assets upon dissolution, liquidation or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and bylaws and in the Canada Business Corporations Act.
Preferred Shares
      The preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.
CERTAIN INCOME TAX CONSIDERATIONS
Certain United States Federal Income Tax Considerations
      The following description is a general summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares offered hereunder by a “U.S. Holder”. This discussion does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign or alternative minimum tax consequences of purchasing, holding or disposing of the common shares offered hereunder. This discussion is limited to U.S. Holders that own less than 10% of Cardiome’s total common shares outstanding.
      As used herein, the term “U.S. Holder” means the following persons who invest in and hold our common shares as capital assets: (1) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (2) corporations (or other entities classified as corporations for U.S. federal income tax purposes) organized under the laws of the United States or of any state or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations, and, in each case, (a) who are residents of the United States for purposes of the Canada-United States Tax Convention (1980), as amended, or the Convention, (b) whose common shares would not, for purposes of the Convention, be attributable to a permanent establishment in Canada and (c) who otherwise would qualify for the full benefits of the Convention. It should be noted that certain “single member entities” are disregarded for U.S. federal income tax purposes. Thus, the income, gain, loss and deductions of such entity are attributed to the owner of such single member entity for U.S. federal income tax purposes. The discussion below for U.S. Holders may not apply to certain single member non-corporate entities that are treated as owned by a non-U.S. Holder. If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective investors which are single member non-corporate entities or partners in partnerships holding our common shares should consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
      This summary is based on the Convention, the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein possibly on a retroactive basis. It is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including, but not limited to, tax exempt organizations, pass through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position, persons that acquired our common shares in connection with the exercise of employee stock options or otherwise compensation for services, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar, persons that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of Cardiome’s shares by voting power or by value. Persons considering the purchase of the common shares offered hereunder should consult their tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular situations.
      This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors should consult their own tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.
Dividends
      A U.S. Holder generally will recognize, to the extent of Cardiome’s current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions (including constructive dividends) on our common shares equal to the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders. To the extent that any such distribution exceeds Cardiome’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder’s tax basis in the common shares to the extent thereof, and thereafter as a gain from the sale or exchange of such shares (see “Dispositions” below).
      U.S. Holders who receive distributions in Canadian dollars must include in income under the rules described above an amount equal to the U.S. dollar value of such distributions on the date of receipt based on the exchange rate on such date. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any distributions received in Canadian dollars that are subsequently converted into U.S. dollars.
      As discussed below under “Certain Canadian Federal Income Tax Considerations”, distributions to a U.S. Holder with respect to our common shares will be subject to Canadian non-resident withholding tax, which is limited to a maximum rate of 15% pursuant to the terms of the Convention. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the rules applicable to the foreign tax credit rules are complex,

U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim any foreign tax credits may be able to claim an ordinary income tax deduction for Canadian income tax withheld.
      Subject to the passive foreign investment company rules discussed below, with respect to non-corporate U.S. investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Convention meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States Management believes that Cardiome’s common shares, which are quoted on Nasdaq, are readily tradable on an established securities market in the United States. There can be no assurance that Cardiome’s common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

Dispositions
      Subject to the passive foreign investment company rules discussed below, upon a sale or exchange of a common share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale or exchange (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such common share. Such gain or loss will be a long-term capital gain or loss if the common share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder which is a corporation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company
      The rules governing “passive foreign investment companies” can have significant tax effects on U.S. Holders. Cardiome could be classified as a passive foreign investment company if, for any taxable year, either:

a)	75% or more of Cardiome’s gross income is “passive income,” which generally includes interest, dividends, certain gains from the sale or exchange of stock or securities and some types of rents and royalties, or

b)	on average, 50% or more of Cardiome’s assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of “passive income.”
      Distributions constituting “excess distributions,” as defined in Section 1291 of the Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.
      Management does not believe that Cardiome is currently a passive foreign investment company. However, no assurance can be given that Cardiome will not become a passive foreign investment company in the future.

Moreover, prospective investors should be aware that Cardiome does not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code applicable to passive foreign investment companies. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from Cardiome prior to January 1, 2009 if Cardiome is a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. Holders should consult a tax advisor with respect to how the passive foreign investment company rules affect their tax situation.

Information Reporting and Backup Withholding
      A U.S. Holder may be subject to U.S. information reporting with respect to dividends paid on our common shares and certain payments of proceeds from the sale or exchange of the common shares, unless such U.S. Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. A U.S. Holder that is subject to U.S. information reporting generally will also be subject to U.S. backup withholding (currently at the rate of 28%) unless such U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding tax rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.
Certain Canadian Federal Income Tax Considerations
      The following is a general summary of the principal Canadian federal income tax consequences of the purchase, ownership and disposition of the common shares offered hereunder generally applicable to purchasers of common shares pursuant to this offering who, at all relevant times, are not residents of Canada or deemed to be residents of Canada for purposes of the Income Tax Act (Canada), or the Canadian Tax Act, are residents of the United States for the purposes of the Convention, hold their common shares as capital property for the purposes of the Canadian Tax Act, deal at arm’s length and are not affiliated with Cardiome for the purposes of the Canadian Tax Act, do not use or hold and are not deemed to use or hold such common shares in connection with a business carried on, or deemed to be carried on, in Canada, and do not carry on an insurance business in Canada or elsewhere, or U.S. Resident Holders. Although it depends on their particular circumstances, the Canada Revenue Agency does not generally consider U.S. limited liability companies, or LLCs, to be residents of the United States for the purposes of the Convention, and therefore LLCs generally will not be considered to be U.S. Resident Holders for purposes of this summary. Whether a U.S. Resident Holder holds common shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those shares. Common shares will generally be considered to be capital property to a U.S. Resident Holder unless the common shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e. speculation) with respect to such common shares.
      This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof, or the Proposals, the provisions of the Convention as in effect on the date hereof, and an understanding of the current published administrative practices and policies of the Canada Revenue Agency. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.
      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends
      Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the common shares will generally be subject to Canadian withholding tax at a rate of 25% on the gross amount of such dividends. Under the Convention, the rate of Canadian withholding tax which would apply on dividends paid on the common shares to a U.S. Resident Holder that beneficially owns such dividends is generally reduced to 15% unless the beneficial owner is a company which owns at least 10% of the voting shares of Cardiome at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions
      A U.S. Resident Holder will generally not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of common shares, provided that the common shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. Common shares will generally not constitute taxable Canadian property of a U.S. Resident Holder provided that such common shares are listed on a prescribed stock exchange (which currently includes the TSX and Nasdaq) at the time of the disposition unless, at any time during the 60-month period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or the U.S. Resident Holder together with all such persons, owned 25% or more of the issued shares of any series or class of the capital stock of Cardiome. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, common shares could be deemed to be “taxable Canadian property”. Even if the common shares constitute “taxable Canadian property” to a U.S. Resident Holder, under the Convention, such a U.S. Resident Holder generally will not be subject to tax under the Canadian Tax Act on any capital gain realized by such holder on a disposition of such common shares, provided the value of such common shares is not derived principally from real property situated in Canada. Cardiome has advised that, at the date of this prospectus, it believes the value of the common shares is not derived principally from real property situated in Canada.
PLAN OF DISTRIBUTION
      We may issue our common shares offered by this prospectus for cash or other consideration:

•	to or through underwriters, dealers, placement agents or other intermediaries;

•	directly to one or more purchasers; or

•	in connection with acquisitions by us.
      Each prospectus supplement with respect to our common shares being offered will set forth the terms of the offering of our common shares, including:

•	the name or names of any underwriters, dealers or other placement agents;

•	the purchase price of, and form of consideration for, our common shares;

•	any proceeds to us; and

•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.
      Our common shares may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices.
      Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our common shares offered by that prospectus supplement.
      Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our common shares may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.
      In connection with any offering of our common shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our common shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
AUDITORS, TRANSFER AGENT AND REGISTRAR
      Upon the expiry of its term of appointment, Ernst & Young LLP, Chartered Accountants, ceased to be our auditors. KPMG LLP, Chartered Accountants, was appointed as our auditors at our annual and special meeting of shareholders held on June 12, 2006. KPMG LLP is located at 900 — 777 Dunsmuir Street, P.O. Box 10426 Pacific Centre, Vancouver, British Columbia, Canada, V7Y 1K3.
      Our transfer agent and the registrar for our common shares is Pacific Corporate Trust Company located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 and Commerce Court West, Suite 1925, P.O. Box 56, Toronto, Ontario, Canada, M5L 1B9.
EXPERTS
      Our consolidated comparative balance sheets as at December 31, 2005 and 2004, and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2005 and 2004 and for the thirteen months ended December 31, 2003, all incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent chartered accountants, as set forth in their report thereon, incorporated by reference in this prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon the report given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
      Certain legal matters related to our common shares offered by this prospectus will be passed upon on our behalf by McCarthy Tétrault LLP, with respect to matters of Canadian law, and Preston Gates & Ellis LLP, with respect to matters of United States law. As of the date of this prospectus, the partners and associates of McCarthy Tétrault LLP, as a group, beneficially own directly or indirectly less than 1% of our outstanding common shares. Joseph Garcia, a director and the Corporate Secretary of Cardiome, is a partner of McCarthy Tétrault LLP.
DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from the Corporate Secretary of Cardiome at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3 Telephone: (604) 677-6905 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Corporate Secretary of Cardiome at the above mentioned address and telephone number.

      The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus:

•	our annual information form dated March 21, 2006;

•	our audited consolidated comparative balance sheets as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2005 and 2004 and for the thirteen month period ended December 31, 2003, together with the notes thereto and the accompanying auditors’ report;

•	our management’s discussion and analysis of the financial condition and results of operations dated as of March 13, 2006 for the year ended December 31, 2005;

•	our unaudited consolidated balance sheet as at June 30, 2006 and comparative consolidated statements of loss and deficit, and cash flows for the three and six month periods ended June 30, 2006 and 2005, together with the notes thereto;

•	our management’s discussion and analysis of the financial condition and results of operations dated as of July 21, 2006 for the six month period ended June 30, 2006;

•	our management information circular dated May 15, 2006, distributed in connection with the annual meeting of our shareholders held on June 12, 2006;

•	our supplemental financial information relating to the reconciliation of our unaudited consolidated financial statements as at and for the six month period ended June 30, 2006 to U.S. GAAP in accordance with Item 18 of Form 20-F, dated October 10, 2006; and

•	each of the following material change reports:

(i)	our report dated March 8, 2006, relating to the announcement of the promotion of Doug Janzen to President and Chief Business Officer;

(ii)	our report dated April 3, 2006, relating to the announcement of our financial results for the fourth quarter and year ended December 31, 2005;

(iii)	our report dated April 3, 2006, relating to the announcement that our co-development partner, Astellas, submitted an NDA to the FDA seeking approval to market vernakalant (iv) for acute conversion of atrial fibrillation;

(iv)	our report dated May 5, 2006, relating to the announcement of additional results, including QT data, from a Phase I study for vernakalant (oral) for the prevention of recurrence of atrial fibrillation;

(v)	our report dated May 17, 2006, relating to the announcement of our financial results for the three month period ended March 31, 2006;

(vi)	our report dated June 2, 2006, relating to the announcement that our co-development partner, Astellas, received an RTF letter from the FDA for the NDA for vernakalant (iv);

(vii)	our report dated June 13, 2006, relating to the announcement of the appointment of Curtis Sikorsky, CA to the position of Chief Financial Officer;

(viii)	our report dated July 10, 2006, relating to the announcement that our representatives and representatives of our co-development partner Astellas met with the FDA to discuss the RTF letter received on May 30, 2006 for the NDA for vernakalant (iv);

(ix)	our report dated July 10, 2006, relating to the announcement of amendments to our co-development agreement with Astellas related to the planned re-submission to the FDA of the NDA for vernakalant (iv);

(x)	our report dated July 24, 2006, relating to the announcement of the interim clinical results from the 300 mg dosing group for our Phase IIa pilot study of vernakalant (oral);

(xi)	our report dated August 14, 2006, relating to the announcement of our financial results for the six month period ended June 30, 2006;

(xii)	our report dated September 13, 2006, relating to the announcement of top-line results from the 300 mg and 600 mg dosing groups for our Phase IIa pilot study of vernakalant (oral);

(xiii)	our report dated September 27, 2006, relating to the announcement that RSD1235 was assigned the name vernakalant hydrochloride by the United Stated Adopted Names Council; and

(xiv)	our report dated October 10, 2006, relating to the announcement that we filed a preliminary short form base shelf prospectus with the securities regulatory authorities in Canada and a corresponding shelf registration statement with the SEC on Form F-10.
      Any documents of the type referred to above (excluding confidential material change reports) filed by us with any securities commissions or any similar authorities in the provinces of Canada after the date of this prospectus and prior to the completion or withdrawal of this offering will be deemed to be incorporated by reference into this prospectus.
      In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part if and to the extent expressly provided therein.
      A prospectus supplement containing the specific terms of any offering of our common shares will be delivered to purchasers of our common shares together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our common shares to which that prospectus supplement pertains.
      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our common shares under this prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: (a) the documents listed under the heading “Documents Incorporated by Reference”; (b) powers of attorney from our directors and officers; and (c) the consent of Ernst & Young LLP.
WHERE YOU CAN FIND MORE INFORMATION
      In addition to our continuous disclosure obligations under Canadian provincial securities laws, we are subject to the informational requirements of the U.S. Securities Exchange Act. Therefore, we file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the SEC, these reports and other information may be prepared in accordance with the disclosure requirements of Canadian provincial securities law, which may differ from those of the United States. These reports and other information when filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of these materials may also be obtained from the Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, by mail at prescribed rates. The SEC maintains a website at www.sec.gov that contains certain reports and information by registrants, like us, who file documents electronically with the SEC.
      As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and shareholders are exempt from reporting “short-swing” profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.
      We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933 of which this prospectus forms a part. Under the registration statement, we may, from time to time, sell our common shares in one or more offerings up to an aggregate amount of U.S.$150,000,000. This prospectus provides you with a general description of our common shares. This prospectus does not contain all the information set forth in the registration statement. Each time we sell our common shares under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of our common shares. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read this prospectus and any applicable prospectus supplement together with additional information incorporated by reference in this prospectus. For further information with respect to us and our common shares, you should review the registration statement including the exhibits thereto. Statements made in this prospectus concerning the content of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should review the exhibit for a more complete description of the matter involved.

8,000,000 shares
Common Shares

PROSPECTUS SUPPLEMENT

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